SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  06 July 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  BT Acquires Brightview Group announcement made on 06 July 2007






DC07-358 July 6, 2007


                 BT AGREES TO ACQUIRE BRIGHTVIEW GROUP LIMITED


BT announced today that it has agreed to acquire Brightview Group Limited ('Brightview'), the internet service provider (ISP) owned by Brightview plc for approximately GBP15.8m in cash, subject to approval from Brightview's shareholders.

Established in April 2001, Brightview is a small consumer ISP with a strong reputation for high-quality customer and technical support. Brightview operates the ISP brands Madasafish and Global Internet, as well as the Which? -award-winning Waitrose ISP. Brightview is also working with John Lewis Partnership to launch its new ISP and telephony service under the 'GreenBee' brand.

Brightview currently has around 62,000 broadband customers and generated revenues of GBP11.0m and EBITDA of GBP3.0m in the year ended 30 June 2006.

Ian Livingston, BT Retail chief executive, said: "BT already provides the UK's most popular and best-performing ADSL broadband service. This acquisition will ensure that Brightview's customers can benefit from our market-leading services, resources and technology development as well as the excellent customer service they're already receiving."

ENDS


NOTES FOR EDITORS


For further information

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre.


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended March 31, 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 06 July 2007